                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 3)*

                           UNAPIX ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    904270105
           -----------------------------------------------------------
                                 (CUSIP Number)


           Sandra L. Mallenbaum, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 October 1, 1997
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                      --------------------
CUSIP NO. 904270105                                           PAGE 2 OF 13 PAGES
----------------------                                      --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Ernest P. Werlin
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            PF
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      111,656
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                      1,208,335(1)
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                          111,656
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                    1,208,335(1)
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          111,656
-------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [X]

-------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            1.8
-------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-------------------------------------------------------------------------------------------------------------------



--------

(1) Ernest P. Werlin disclaims beneficial ownership of all shares and/or Units owned by other persons.

                                  SCHEDULE 13D

----------------------                                      --------------------
CUSIP NO. 904270105                                           PAGE 3 OF 13 PAGES
----------------------                                      --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Peter J. Powers
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            PF
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                       10,000
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                      1,208,335(1)
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                           10,000
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                    1,208,335(1)
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           10,000
-------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [X]

-------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            0.17
-------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-------------------------------------------------------------------------------------------------------------------



--------

(1) Peter J. Powers disclaims beneficial ownership of all shares and/or Units owned by other persons.

                                  SCHEDULE 13D

----------------------                                      --------------------
CUSIP NO. 904270105                                           PAGE 4 OF 13 PAGES
----------------------                                      --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     The High View Fund, L.P.
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      767,534
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                           --
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                          767,534
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                         --
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           767,534
-------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]

-------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            11.36
-------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            PN
-------------------------------------------------------------------------------------------------------------------



                                  SCHEDULE 13D

----------------------                                      --------------------
CUSIP NO. 904270105                                           PAGE 5 OF 13 PAGES
----------------------                                      --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     The High View Fund II, L.P.
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            OO
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      118,578
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                           --
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                          118,578
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                         --
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           118,578
-------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]

-------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            1.94
-------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            PN
-------------------------------------------------------------------------------------------------------------------



                                  SCHEDULE 13D

----------------------                                      --------------------
CUSIP NO. 904270105                                           PAGE 6 OF 13 PAGES
----------------------                                      --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     High View Capital Corporation
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                         --
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                        886,112(1)
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                             --
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                      886,112(1)
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           --
-------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [X]

-------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           --
-------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO
-------------------------------------------------------------------------------------------------------------------



--------


(1) High View Capital Corporation disclaims beneficial ownership of all shares and/or Units owned by other persons.

                                  SCHEDULE 13D

----------------------                                      --------------------
CUSIP NO. 904270105                                           PAGE 7 OF 13 PAGES
----------------------                                      --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     The High View Fund
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                     The Cayman Islands
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      322,223
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                             --
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                           322,223
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                           --
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           322,223
-------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]

-------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           5.1
-------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            OO
-------------------------------------------------------------------------------------------------------------------



                                  SCHEDULE 13D

----------------------                                      --------------------
CUSIP NO. 904270105                                           PAGE 8 OF 13 PAGES
----------------------                                      --------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     High View Asset Management Corporation
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            Not Applicable
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                         --
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                        332,223(1)
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                             --
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                      332,223(1)
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           --
-------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [X]

-------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           --
-------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO
-------------------------------------------------------------------------------------------------------------------



--------


(1) High View Asset Management Corporation disclaims beneficial ownership of all shares and/or Units owned by other persons.

                                                              Page 9 of 13 Pages

                           UNAPIX ENTERTAINMENT, INC.
                              (CUSIP NO. 904270105)

        This Amendment No. 3 on Schedule 13D ("Amendment No. 3") relates to the statement on Schedule 13D filed on November 1, 1996 and amended twice on August 27, 1997 ("Amended Schedule 13D") and filed on behalf of The High View Fund, L.P., High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest P. Werlin, Peter J. Powers and Andrew M. Brown, and now is being filed on behalf of the following reporting persons: The High View Fund, L.P., The High View Fund II, L.P., High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest P. Werlin and Peter J. Powers. Amendment No. 3 is being filed to reflect (i) the inclusion of the newly-formed The High View Fund II, L.P. as a Reporting Person, (ii) the transfer of certain securities of the Issuer from and by the Delaware Fund to The High View Fund II, L.P., and (iii) certain dispositions of securities of the Issuer by certain Reporting Persons. Any capitalized term used herein and not otherwise defined, shall have the meaning ascribed to it in Amended Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

Item 1 of Amended Schedule 13D is amended by replacing the first sentence therein with the following:

        This Amendment No. 3 relates to (a) common stock, $.01 par value per share ("Common Stock") issued by Unapix Entertainment, Inc. (the "Issuer" or the "Company") and (b) Units issued by the Company, each of which consists of (i) one 10% convertible subordinated note (each, a "Note") in the principal amount of $250,000 which is convertible into shares of Common Stock at a price of $4.50 per share and (ii) warrants (each, a "Warrant") to purchase up to 25,000 shares of Common Stock at an exercise price of $6.00 per share.

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) - (f)

Item 2 of Amended Schedule 13D is amended by replacing the second sentence in the first paragraph of sub-part (II) with the following:

               HVCC's principal business is to act as general partner to the Delaware Fund, to act as general partner to The High View Fund II, L.P., and to provide investment advisory services to other clients.

Item 2 of Amended Schedule 13D is amended further by replacing in sub-part (III) "Cedric L. Carroll" and "Mr. Carroll" with, respectively, "Dorothea I. Thompson" and "Mrs. Thompson".

Item 2 of Amended Schedule 13D is amended further by replacing sub-part (VI) with the following paragraph:

        (VI) This statement also is being filed on behalf of The High View Fund II, L.P., a Delaware limited partnership ("Fund II"). Fund II's principal business is to make and hold investments. The business address for Fund II is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

Item 2 of Amended Schedule 13D is amended further by replacing the second and third paragraphs on Page 10 with the following two paragraphs:

               Fund II is making this filing because it acquired in a private, internal re-allocation (through the mechanism of a transfer from and by the Delaware Fund, as described further in Item 5 herein) (i) shares of Common Stock and (ii) Units consisting of Notes and Warrants, which could be converted into and/or used to purchase shares of Common Stock and for all of which it has sole voting power. Further, Fund II has disposed of shares of Common Stock.

               Each of the Delaware Fund, the Cayman Fund and Mr. Werlin is making this filing because, as previously reported, each of them acquired (a) shares of Common Stock and (b) Units consisting of Notes and Warrants, which could be converted into and/or used to purchase shares of Common Stock for which each has sole voting power. Further, the Delaware Fund, in a private, internal re-allocation, transferred to Fund II -- thereby disposing of -- shares of Common Stock and Units. In addition, each of the Delaware Fund and the Cayman Fund has disposed of shares of Common Stock. In addition, because of the relationships described above, Mr. Werlin could be deemed to have beneficial ownership for purpose of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of (i) the shares of Common Stock, if any, and (ii) the Units, which could be converted into and/or used to purchase shares of Common Stock and which are held by each of the Delaware Fund, the Cayman Fund and Fund II. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock, all Units, and all shares of Common Stock which the Units could be converted into and/or used to purchase held by other persons.

                                                             Page 10 of 13 Pages

Item 2 of Amended Schedule 13D is amended further by replacing the fourth and fifth paragraphs on Page 10 with the following two paragraphs:

               Peter J. Powers is making this filing because, due to the relationship between Mr. Powers and each of the Delaware Fund, the Cayman Fund, and Fund II, as described above, Mr. Powers may be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock, if any, and (b) the Units, which could be converted into and/or used to purchase shares of Common Stock and which are held by each of the Delaware Fund, the Cayman Fund, and Fund II. In addition, as reported previously, Mr. Powers acquired shares of Common Stock for which he has sole voting power. Mr.
Powers disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons and all shares of Common Stock which such Units could be converted into and/or used to purchase.

               HVCC is making this filing because, due to the relationship between HVCC and each of the Delaware Fund and Fund II, as described above, HVCC could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock, if any, held by each of the Delaware Fund and Fund II and (b) the Units, which could be converted into and/or used to purchase shares of Common Stock and which are held by each of the Delaware Fund and Fund II. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common Stock which such Units could be converted into and/or used to purchase.

Item 2 of Amended Schedule 13D is amended further by replacing, in the penultimate paragraph of that Item, the phrase "(a) the shares of Common Stock and" with "(a) the shares of Common Stock, if any, and".

Item 2 of Amended Schedule 13D is amended further by replacing the last paragraph with the following paragraph:

               The Delaware Fund, Fund II, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers are making a group filing because, due to the relationships between and among the Reporting Persons as described in Item 2 of this Amendment No. 3, such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each of such persons disclaims beneficial ownership of the shares of Common Stock held by other persons, Units held by other persons, and the shares of Common Stock which such Units could be converted into and/or used to purchase and disclaims membership in a group.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Amended Schedule 13D is amended by adding the following two paragraphs after the first paragraph:

               As discussed in more detail in Item 5(c) below, on October 1, 1997, in a private, internal re-allocation, the Delaware Fund disposed of 12,760 shares of Common Stock and 1.472 Units, the latter of which could be converted into and/or used to purchase up to 118,578 shares of Common Stock, by transferring such shares of Common Stock and such Units to Fund II, which acquired these 12,760 shares of Common Stock and 1.472 Units, the latter of which could be converted into and/or used to purchase up to 118,578 shares of Common Stock.

               In a series of open market transactions over the period from December 1, 1997 to February 4, 1998, the Delaware Fund disposed of 82,640 shares of Common Stock for a total price of $372,938.73, and Fund II disposed of 12,760 shares of Common Stock for a total price of $57,591.33.

Item 3 of Amended Schedule 13D is amended further by adding the following to the paragraph which begins "The Cayman Fund acquired":

               In a series of open market transactions over the period from December 1, 1997 to February 4, 1998, the Cayman Fund disposed of 44,500 shares of Common Stock for a total price of $200,820.44.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 of Amended Schedule 13D is amended by deleting it in its entirety and replacing it with the following:

               Each of the Delaware Fund, Fund II, the Cayman Fund, Ernest P. Werlin and Peter J. Powers holds its or his respective shares of Common Stock and/or Units to which this statement on Schedule 13D relates for purposes of investment. At present, neither the Delaware Fund, Fund II, the Cayman Fund, Mr. Werlin, nor Mr. Powers has any plans to purchase additional shares of Common Stock or Units or to transfer shares of Common Stock or Units or to exercise any conversion or purchasing rights granted by the Units. Except as disclosed in this Item 4, neither the Delaware Fund, Fund II, the Cayman Fund, Mr. Werlin, nor Mr. Powers has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

                                                             Page 11 of 13 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amended Schedule 13D is amended by replacing sub-parts (a), (b) and
(c) with the following:

               (a) - (b)

        (I) The Delaware Fund beneficially holds 9.528 Units which could be converted into and/or used to purchase up to 767,534 shares of Common Stock for an aggregate beneficial ownership of 767,534 shares of Common Stock, which amount constitutes 11.36% of the outstanding shares of Common Stock.

        (II) Fund II beneficially holds 1.472 Units which could be converted into and/or used to purchase up to 118,578 shares of Common Stock, for an aggregate beneficial ownership of 118,578 shares of Common Stock, which amount constitutes 1.94% of the outstanding shares of Common Stock.

        (III) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of each of the Delaware Fund and Fund II, and because it could be deemed to share voting and dispositive power with each of the Delaware Fund and Fund II over the Units held by, respectively, the Delaware Fund and Fund
II, HVCC may be deemed to be the beneficial owner of the Units held by each of the Delaware Fund and Fund II, which could be converted into and/or used to purchase up to 886,112 shares of Common Stock, as discussed in this Item 5, sub-parts (I) and (II), above. Therefore, HVCC may be deemed to be the aggregate beneficial owner of 886,112 shares of Common Stock, which amount constitutes 12.88% of the outstanding shares of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common stock which such Units could be converted into and/or used to purchase.

        (IV) The Cayman Fund beneficially holds 4 Units which could be converted into and/or used to purchase up to 322,223 shares of Common Stock, for an aggregate beneficial ownership of 322,223 shares of Common Stock, which amount constitutes 5.1% of the outstanding shares of Common Stock.

        (V) For purposes of Rule 13(d) under the Act, because HVAM is the investment manager to the Cayman Fund, and because it could be deemed to share voting and dispositive power with the Cayman Fund over the Units held by the Cayman Fund, HVAM may be deemed to be the beneficial owner of the 4 Units held by the Cayman Fund which could be converted into and/or used to purchase up to 322,223 shares of Common Stock, as discussed in this Item 5, sub-part (IV), above. Therefore, HVAM may be deemed to be the aggregate beneficial owner of 322,223 shares of Common Stock, which amount constitutes 5.1% of the outstanding shares of Common Stock. HVAM disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common Stock which such Units could be converted into and/or used to purchase.

        (VI) Ernest P. Werlin beneficially holds 31,100 shares of Common Stock and 1 Unit which could be converted into and/or used to purchase up to 80,556 shares of Common Stock for an aggregate beneficial ownership of 111,656 shares of Common Stock, which amount constitutes 1.8% of the outstanding shares of Common Stock. In addition, because Mr. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC, because of the relationship between HVCC and each of the Delaware Fund and Fund II, as discussed in this
Item 5, and because therefore Mr. Werlin may be deemed to share voting and dispositive power with HVCC, the other director and the other officer of HVCC, over the Units held by each of the Delaware Fund and Fund II, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be a beneficial owner of the Units held by each of the Delaware Fund and Fund II and the shares of Common Stock which the Units could be converted into and/or used to purchase, as described in this Item 5, sub-parts (I) and (II), above. Mr. Werlin is also the sole director, sole stockholder, and the President of HVAM. Because of the positions he holds at HVAM, because of the relationship between HVAM and the Cayman Fund, as discussed in this Item 5, and because Mr. Werlin may be deemed to share voting and dispositive power over the Units held by the Cayman Fund with HVAM and the other officer of HVAM, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be a beneficial owner of the Units held by the Cayman Fund and the shares of Common Stock which these Units could be converted into and/or used to purchase, as described in this Item 5, sub-part (IV), above. Therefore, Mr. Werlin may be deemed to be the aggregate beneficial owner of 1,319,991 shares of Common Stock, which amount constitutes 18.13% of the outstanding shares of Common Stock. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common Stock which such Units could be converted into and/or used to purchase.

        (VII) Peter J. Powers beneficially holds 10,000 shares of Common Stock for an aggregate beneficial ownership of 10,000 shares of Common Stock, which amount constitutes 0.17% of the outstanding shares of Common Stock. Further, Mr. Powers is a director, Senior Vice President and the Secretary of HVCC. Because Mr. Powers is an officer and a director of the general partner of each of the Delaware Fund and Fund II, and because he could be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over the Units held by each of the Delaware Fund and Fund II, for






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                                                             Page 12 of 13 Pages

purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the Units held by each of the Delaware Fund and Fund II and the shares of Common Stock which the Units could be converted into and/or used to purchase, as described in this Item 5, sub-parts (I) and (II), above. Further, Mr. Powers is Secretary, Treasurer and Vice President of HVAM, the investment manager for the Cayman Fund. Because of Mr. Powers's relationship to the Cayman Fund, and because he may be deemed to share with HVAM, and with the director and other officer of HVAM voting and dispositive power over the Units held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the Units held by the Cayman Fund and the shares of Common Stock which these Units could be converted into and/or used to purchase, as described in this Item 5, sub-part (IV), above. Therefore, together with the Common Stock acquired for his personal account, Mr. Powers may be deemed to be the aggregate beneficial owner of 1,218,335 shares of Common Stock, which amount constitutes 16.92% of the outstanding shares of Common Stock. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common stock which such Units could be converted into and/or used to purchase.

               By reason of the relationships described in Item 2 and this Item 5 above, the Delaware Fund, Fund II, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by any other member of any such group or any Units held by any other member of any such group or any shares of Common Stock which such Units could be converted into and/or used to purchase. Additionally, the persons named herein disclaim membership in a group.

               (c) As reported in Item 3 above, on October 1, 1997, in order to enable the Delaware Fund to qualify for an exemption under Section 3(c)(7) of the Investment Company Act of 1940, as amended (the "1940 Act"), each investor in the Delaware Fund not qualifying as a "qualified purchaser" (as defined in Section 3(c)(7) of the 1940 Act) (collectively, the "Transferred Partners"), as well as those shares of Common Stock and those Units purchased with respect to the interest of such Transferred Partners in the Delaware Fund (the "Transferred Securities"), were transferred to Fund II, which was formed on that date and for that purpose. Thus, in a private, internal re-allocation, the Delaware Fund disposed of 12,760 shares of Common Stock and 1.472 Units by transferring such securities to Fund II, which acquired these 12,760 shares and 1.472 Units. In exchange for the acquisition of the Transferred Securities from the Delaware Fund, Fund II assumed the obligations of the Delaware Fund with respect to the Transferred Partners up to an amount equivalent to the value of the Transferred Securities.

               In open market transactions on December 1, 1997, at a price of $4.50 per share, the Delaware Fund sold 13,000 shares of Common Stock, the Cayman Fund sold 7,000 shares of Common Stock, and Fund II sold 2,000 shares of Common Stock. In an open market transaction on December 3, 1997, the Delaware Fund sold 500 shares of Common Stock at $4.625 per share. In open market transactions on December 4, 1997, at a price of $4.625 per share, the Cayman Fund sold 300 shares of Common Stock, and Fund II sold 200 shares of Common Stock. In open market transactions on December 12, 1997, at a price of $4.625 per share, the Delaware Fund sold 600 shares of Common Stock, the Cayman Fund sold 300 shares of Common Stock, and Fund II sold 100 shares of Common Stock. In open market transactions on January 7, 1998, at a price of $4.5764 per share, the Delaware Fund sold 1,000 shares of Common Stock, the Cayman Fund sold 600 shares of Common Stock, and Fund II sold 200 shares of Common Stock. In open market transactions on January 9, 1998, at a price of $4.625 per share, the Delaware Fund sold 3,000 shares of Common Stock, the Cayman Fund sold 1,600 shares of Common Stock, and Fund II sold 400 shares of Common Stock. In open market transactions on January 20, 1998, at a price of $4.46875 per share, the Delaware Fund sold 5,900 shares of Common Stock, the Cayman Fund sold 3,200 shares of Common Stock, and Fund II sold 900 shares of Common Stock. In open market transactions on January 21, 1998, at a price of $4.50 per share, the Delaware Fund sold 1,700 shares of Common Stock, the Cayman Fund sold 1,000 shares of Common Stock, and Fund II sold 300 shares of Common Stock. In open market transactions on January 22, 1998, at a price of $4.50 per share, each of the Delaware Fund and the Cayman Fund sold 200 shares of Common Stock, and Fund II sold 100 shares of Common Stock. In open market transactions on January 23, 1998, at a price of $4.50 per share, the Delaware Fund sold 13,500 shares of Common Stock, the Cayman Fund sold 7,200 shares of Common Stock, and Fund II sold 2,100 shares of Common Stock. In open market transactions on January 26, 1998, at a price of $4.50 per share, the Delaware Fund sold 200 shares of Common Stock, and each of the Cayman Fund and Fund II sold 100 shares of Common Stock. In open market transactions on February 4, 1998, at a price of $4.5152 per share, the Delaware Fund sold 43,040 shares of Common Stock, the Cayman Fund sold 23,000 shares of Common Stock, and Fund II sold 6,360 shares of Common Stock.

               Except as discussed in this Item 5, sub-part (c), no other transactions in shares of Common Stock or Units which could be converted into and/or used to purchase shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.






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                                                             Page 13 of 13 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:  February 20, 1998             /s/ ERNEST P. WERLIN
                                       ______________________________
                                            Ernest P. Werlin



                                       /s/ PETER J. POWERS
                                       ______________________________
                                            Peter J. Powers


                                       THE HIGH VIEW FUND, L.P.

                                       By:  High View Capital Corporation,
                                               its general partner



                                       By: /s/ ERNEST P. WERLIN
                                          ___________________________
                                                Ernest P. Werlin
                                                President


                                       THE HIGH VIEW FUND II, L.P.

                                       By:  High View Capital Corporation,
                                               its general partner



                                       By: /s/ ERNEST P. WERLIN
                                          ___________________________
                                                Ernest P. Werlin
                                                President


                                       HIGH VIEW CAPITAL CORPORATION



                                       By: /s/ ERNEST P. WERLIN
                                          ___________________________
                                                 Ernest P. Werlin
                                                 President


                                       THE HIGH VIEW FUND



                                       By: /s/  RHONDA D. McDEIGAN-ELDRIDGE
                                          __________________________________
                                                Rhonda D. McDeigan-Eldridge
                                                Director


                                       HIGH VIEW ASSET MANAGEMENT CORPORATION



                                       By: /s/ ERNEST P. WERLIN
                                          ___________________________
                                                Ernest P. Werlin
                                                President


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